SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2004

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Prudential UK Presentation

Embargo 07.45 hrs - Friday 30 April 2004

Presentation to investors and analysts on Prudential UK & Europe

Prudential plc ("Prudential") will hold a presentation today (30 April 2004) for investors and analysts covering the Group's UK and European life insurance business. This presentation will be hosted by Mark Wood, Prudential UK & Europe's Chief Executive and a director of Prudential, with support from senior members of the Prudential UK & Europe management team.

The main objectives of the presentation are to:

  - Provide an overview of Prudential UK & Europe's strategy;

  - Summarise its operations and financial performance;

  - Provide an update on progress made in its major business lines; and

  - Answer questions about Prudential UK & Europe's performance and strategy.

In addition to strategic and financial overviews, there will be presentations covering Brand, Distribution, Products, Annuities and Mortality. These presentations will reinforce a number of key messages, including Prudential UK &
Europe's:

  - Strong brand franchise and clear focus on its customers;

  - Financial strength;

  - Low cost base;

  - Diversified distribution channels;

  - Broadening product range;

  - Strong management team which has a clear view of the opportunities facing the business; and

  - Strategy that is designed to deliver sustained profitable growth.

As part of these presentations, an update will be provided on the Prudential Assurance Company's ("PAC") with-profits realistic balance sheet. PAC's with-profits sub-fund is very strong with the risk capital margin covered almost four times from capital within the fund. On a realistic basis, with liabilities recorded on a market consistent basis and calculated using the approach set out in the ABI guidance for reporting at the 2003 year-end, the free assets of PAC's with-profits sub-fund are valued at GBP5.1 billion, before deducting the risk capital margin of GBP1.3 billion. The approach to realistic reporting may change pending confirmation of the FSA regulations and guidelines.

In addition, Prudential UK will announce a joint venture with Discovery Holdings of South Africa to launch a new health insurance product in the UK market in the first quarter of 2005.

An audiocast of the presentation and the presentation slides will be available on the Group's website, www.prudential.co.uk, from 09.00am on Friday 30 April 2004.

An interview (in video/audio/text) with Mark Wood, Chief Executive, Prudential UK & Europe, will be available on www.prudential.co.uk and www.cantos.com from 07.45am on Friday 30 April 2004.

                                     -ENDS-

Media Enquiries:                               Investor/Analyst Enquiries:
Prudential plc
Steve Colton - 020 7548 3721                   Rebecca Burrows - 020 7548 3537
Clare Staley - 020 7548 3719                   Marina Lee-Steere - 020 7548 3511
Prudential UK & Europe
James Murray - 020 7150 2203
Anthony Frost - 020 7150 3001


Notes to Editors:

1.   Prudential UK

Prudential is a leading life and pensions provider to around 7 million customers in the United Kingdom. It has over 6,000 staff, offices located in London, Reading, Belfast, Dublin and Stirling, and a customer service centre in Mumbai.


Products


  - Annuities

  - Corporate Pensions

  - With-profits Bonds

  - Savings and Investment

  - Protection


Distribution Channels


  - Direct to customers (telephone, internet and mail)

  - Independent Financial Advisers

  - Business to Business (consulting actuaries and benefit advisers)

  - Partnerships (affinities and banks)

Further information about the business can be found on its website at www.pru.co.uk

2.   2003 Financial Performance

In 2003, Prudential UK continued to focus on long-term value creation for shareholders rather than short-term sales growth. It remained focused on high margin products where it has competitive advantage as a result of its scale, brand recognition, financial strength, diversified distribution and low cost base.

Total APE sales in 2003 were GBP616 million, 21 per cent lower than 2002. This was largely due to the contraction of the with-profits bond market, which according to the Association of British Insurers (ABI) recorded 65 per cent lower sales in 2003 compared with 2002. Prudential leads independent financial adviser (IFA) distribution of with-profit bonds and grew its market share of the IFA market from 25 per cent in the fourth quarter of 2002 to 51 per cent in the fourth quarter of 2003 (source: ABI). New business achieved profits of GBP166 million were 29 per cent lower than 2002, reflecting lower new business sales and reduced new business margins.

Prudential UK is a market leader in its other chosen product segments including corporate pensions and bulk and individual annuities. In 2003, it had a 48 per cent market share of the group additional voluntary contribution market and a 23 per cent share of the individual annuity market (source: ABI, annuity market share excluding income drawdown and purchased life annuities). It also continues to develop and launch innovative new products, with products launched since the beginning of 2000 accounting for 37 per cent of APE sales in 2003 (excluding DWP rebates). This included developments across all product ranges including the Flexible Lifetime Annuity, the International With-Profit Bond, the Prospect Bond and the Flexible Investment Plan.

"The Plan from the Pru" campaign was launched in September 2002, and provides customers with a financial plan to guide them through key financial stages of their lives. It was actively promoted in the press and on television and radio throughout 2003 and contributed to an increased awareness of the Prudential brand during the year.

In 2003, Prudential's long-term with-profits fund earned an investment return of
16.5 per cent compared with a return of negative 8.1 per cent in 2002. Over the last ten years, the long-term fund has consistently generated positive fund returns for investors, demonstrating the benefits of Prudential's diversified investment policy.

In November 2001, Prudential UK announced a review of operations with a target of reducing annual costs by GBP175 million to be achieved by the end of 2004. Following the first phase of this work in July 2002 the target was increased to GBP200 million. This has been achieved in full, 12 months ahead of schedule.

Prudential UK opened a customer service centre in India in May 2003. The centre, which at the end of December employed over 800 people and has handled over 500,000 calls since launch, will be fully operational later this year and is part of Prudential UK's commitment to improving customer service.

3.   First Quarter 2004 New Business Results

Prudential UK and Europe had a good start to the year delivering the highest APE sales for five quarters. Total sales in the first quarter of GBP1,482 million were 12 per cent higher than the same period in 2003. APE sales were GBP186 million, up 9 per cent.

APE sales of corporate pensions through the business-to-business channel were up 21 per cent on the comparable period in 2003 to GBP35 million. This performance reflected continued success in winning new scheme mandates (up 167 per cent) and in adding new members to existing schemes (up 23 per cent). The continued interest in Prudential's bulk annuities resulted in excellent sales in the first quarter of this year. Single premium sales of GBP139 million were almost double that achieved over the same period in 2003. Individual annuity APE sales of GBP45 million were 12 per cent lower than the comparable period in 2003. This reflected the decision not to chase unprofitable business, due to the significant increase in price competition over the last six months, but sales were in line with those achieved in the fourth quarter of 2003.

APE sales of unit-linked and international with-profit bonds of GBP14 million were twice the level recorded in the comparable quarter in 2003. This reflected sustained growth in the sales of these products by intermediaries which were up on the fourth quarter of 2003 by 13 and 53 per cent respectively. General market conditions for with-profit bonds remain challenging - IFA sales of with-profit products contracted by 80 per cent in 2003. APE sales in the first quarter were 57 per cent lower than in the same period last year.

Partnership APE sales, principally protection contracts through high street bank branches of GBP19 million, were more than double the comparable period in 2003.

4.   Presentation Timetable

The presentations will start at 9.00am and are scheduled to finish at approximately 1.00pm. The running order of the presentations is as follows:

Introduction                 Jonathan Bloomer, Group Chief Executive, Prudential
Overview                     Mark Wood, Chief Executive, Prudential UK & Europe
Brand/Customer Experience    Roger Ramsden, PruLab Marketing Director
Financial Strength           David Belsham, Actuarial Director
Financial Overview           Tim Tookey, Finance Director
Questions & Answers          Mark Wood, Chief Executive, Prudential UK & Europe
Distribution                 Chris Traynor, Intermediaries Sales Director
Products                     Andy Briggs, Distribution Director
Annuities                    David Still, In Retirement Director
Mortality                    Stephen Richards, Head of Mortality Risk
Questions & Answers          Mark Wood, Chief Executive, Prudential UK & Europe

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond
Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 April 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton

                                              Steve Colton
                                              Group Head of Media Relations